Filed By: Encore Marketing International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LifeMinders, Inc.
Commission File No.: 000-28133

      THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. LIFEMINDERS, INC. STOCKHOLDERS ARE URGED TO READ THE VARIOUS FILINGS OF LIFMINDERS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE ACQUISITION PROPOSAL (AS DEFINED BELOW) AND THE RELATED TRANSACTIONS DESCRIBED BELOW. SHARES OF THE CAPITAL STOCK OF ENCORE MARKETING INTERNATIONAL, INC. ARE CURRENTLY NOT REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THEREFORE ENCORE MARKETING INTERNATIONAL, INC. DOES NOT FILE REPORTS OR OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. IF AND WHEN A REGISTRATION STATEMENT IS FILED IN CONNECTION WITH THE ACQUISITION PROPOSAL WITH THE SECURITIES AND EXCHANGE COMMISSION, INFORMATION ABOUT ENCORE MARKETING INTERNATIONAL, INC. WILL BE INCLUDED THEREIN.

      On September 24, 2001, Encore Marketing International, Inc. (“Encore”) issued a press release announcing an acquisition proposal (the “Acquisition Proposal”) pursuant to which Encore would acquire LifeMinders, Inc. (“LifeMinders”) through a merger of Encore with and into LifeMinders, Inc. A copy of the press release dated September 24, 2001, pertaining to the Acquisition Proposal is being filed as Exhibit A to this report, and is incorporated herein by reference.

      On August 31, 2001 Encore delivered to LifeMinders a letter and term sheet reflecting the terms of the Acquisition Proposal. A copy of the letter dated as of August 31, 2001, presented to LifeMinders is being filed as Exhibit B to this report, and is incorporated herein by reference. A copy of the term sheet dated as of August 31, 2001, presented to LifeMinders, Inc., is being filed as Exhibit C to this report, and is incorporated herein by reference.

      This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements can be identified by use of forward-looking language such as “may,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “projects,” “goals,” “objectives,” or other similar expressions. The combined corporation’s actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements.

      Although Encore believes that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements involve certain risks and uncertainties, including a variety of factors that may cause the combined corporation’s actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to: (i) the expected cost savings from the merger may not be fully realized; (ii) revenues following the merger may be lower than expected, or operating costs or membership loss and business disruption following the merger may be greater than expected; (iii) costs or difficulties related to the integration of the business of Encore and LifeMinders may be greater than expected or the perceived synergies between Encore and LifeMinders may not exist or be as great as anticipated; (iv) possible changes in consumer spending and saving habits could have an effect on the ability to grow the combined corporation’s membership and retain its current members; (v) new competitors in the combined corporation’s markets may increase competitive pressures; or (vi) the ability of the combined corporation to attract new clients, and retain existing clients, who provide access to potential new members may not be as significant as expected.

Exhibit A

FOR IMMEDIATE RELEASE	Contact:	Steve Klein
Encore Marketing International, Inc.
(301) 459-8020
sklein@encoremarketing.com

Encore Marketing International Makes Acquisition Bid for LifeMinders
Proposal offers stockholders $2.311 per share

LANHAM, MARYLAND (September 24, 2001) – Encore Marketing International, Inc., a leading designer and direct marketer of affinity and membership programs, announced today the delivery of a letter and term sheet to LifeMinders, Inc. (NASDAQ: LFMN) in a bid to acquire the company.

The acquisition proposal was delivered to the LifeMinders Board of Directors on August 31, 2001, and proposed a stock and cash merger transaction currently valued by Encore at $2.311 per LifeMinders share, or an aggregate consideration of approximately $64 million. Encore’s August 31 proposal was revised upwards from an original proposal delivered on August 22, 2001.

“We believe that our proposal to LifeMinders is a superior offer to any the company has on the table, including Cross Media,” said Steve Klein, CEO of Encore. “Encore is a solid, profitable company that creates a unique cross-selling opportunity for both companies, leveraging our respective client bases.”

Under Encore’s proposal, LifeMinders stockholders would receive $1.086 in cash and $1.225 worth of common stock of the surviving corporation for each share of LifeMinders’ common stock, or in the aggregate, $30,084,230 in cash and approximately 29.26% of the outstanding common stock of the surviving corporation.

Encore also offered to increase the cash amount LifeMinders stockholders would receive if certain conditions were met. Assuming those conditions were met, LifeMinders stockholders would receive $1.155 in cash and $1.155 worth of common stock in the surviving corporation for each share of LifeMinders common stock, or in the aggregate, $32,004,500 in cash and approximately 28.07% of the outstanding common stock of the surviving corporation.

According to the Encore proposal, the merger with LifeMinders would provide a solid platform to leverage the synergies that naturally exist between the two companies. The technology developed by LifeMinders would serve as a strong alternative delivery channel for Encore’s products and services. Encore plans to sell its affinity clubs to the active membership of LifeMinders and reactivate a small portion of inactive members thus increasing revenues at a low cost. Encore believes that the merger would provide significant long-term, sustainable value to the surviving corporation’s stockholders while also providing current LifeMinders stockholders with some realization on their investment in LifeMinders.

Encore’s offer was delivered to LifeMinders’ management together with a full package of information about Encore, and a valuation of Encore and the proposed transaction by Friedman, Billings Ramsey & Co., Inc. LifeMinders’ management informed FBR that it did not consider Encore’s offer to be superior to that of Cross Media.

“We are fully confident that the stockholders of LifeMinders would want our proposal considered,” said Klein. “Encore provides a unique value proposition to LifeMinders, and an opportunity for greater return to stockholders.”

As part of the August 31, 2001 proposal, Encore would be merged with LifeMinders, and LifeMinders would be the surviving corporation. The shares of the surviving corporation will continue to be listed on the Nasdaq National Market and be publicly traded from the date the merger occurs.

About Encore Marketing International

Encore is a designer and leading direct marketer of innovative affinity and membership programs. Encore’s fee-based discount membership clubs are marketed to customers through direct mail, telephone, the Internet and direct response television. Encore is a primarily management-owned and operated company that was founded in 1978 and is headquartered in Lanham, Maryland. Encore has a customer service center in Blue Ridge Summit, Pennsylvania, as well as small regional offices in five cities across the United States.

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In the event Encore and LifeMinders enter into a definitive merger agreement, Encore and LifeMinders will file with the SEC a registration statement at a date or dates subsequent hereto to register shares of the surviving corporation to be issued in the transaction proposed by Encore, and which shall contain a proxy statement-prospectus to be used by LifeMinders in connection with its solicitation of stockholder approval for the transaction proposed by Encore, as well as other relevant documents concerning the proposed transaction.

LifeMinders stockholders will be urged to read the registration statement and the proxy statement-prospectus regarding the proposed transaction if, and when, they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

If and when a registration statement becomes available, stockholders of LifeMinders will be able to obtain a free copy of the proxy statement-prospectus included in the registration statement, as well as other filings containing information about LifeMinders, at the SEC’s Internet site (http://www.sec.gov). Shares of the capital stock of Encore are currently not registered under the Securities Exchange Act of 1934, as amended, and therefore Encore does not file reports or other information with the SEC. If and when a registration statement is filed with the SEC, information about Encore will be included therein. Copies of the proxy statement-prospectus and the SEC filings that will be incorporated by reference in the proxy statement-prospectus (if and when available) can also be obtained, without charge, by directing a request to: Encore, Steve Klein, Encore Marketing International, Inc., 4501 Forbes Boulevard, Lanham, Maryland 20706 (301-459-8020), or to LifeMinders, Allison Abraham, LifeMinders, Inc., 13530 Dulles Technology Drive, Suite 500, Herndon, Virginia 20171 (703-885-1315).

If LifeMinders and Encore enter into a definitive merger agreement, approval of LifeMinders’ stockholders would be required for the transactions contemplated by such an agreement. LifeMinders, Encore and their respective officers and directors may be deemed to be participants in the solicitation of proxies from LifeMinders’ stockholders with respect to the approval of the transactions contemplated by a merger agreement. Information regarding the officers and directors of both LifeMinders and Encore will be set forth in a proxy statement-prospectus that would be filed on a registration statement with the SEC in connection with the transactions contemplated by such a definitive merger agreement.

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Exhibit B

[ENCORE MARKETING INTERNATIONAL, INC. LETTERHEAD]

Board of Directors	August 31, 2001
LifeMinders, Inc.
13530 Dulles Technology Drive
Suite 500
Herndon, Virginia 20171

Attention:	Jonathan Bulkeley Chairman and Chief Executive Officer

Dear Jonathan:

      We would like to submit a revised proposal for a proposed merger between LifeMinders, Inc. (“LifeMinders”) and our company. This is in furtherance to the proposal we submitted to you on August 22, 2001, and should demonstrate our commitment to successfully combining our two companies.

      We propose to merge Encore Marketing International, Inc. (“EMI”) into LifeMinders, with LifeMinders as the surviving corporation (the “Merger”). The stockholders of LifeMinders will receive a combination of cash and shares of common stock of the surviving corporation.

      The consideration we are offering has a total value of $2.311 for each share of LifeMinders common stock (assuming 27.7 million fully diluted shares outstanding) and $64,009,000 for all of the shares of LifeMinders common stock. The cash portion of the proposal is $30,084,230. The stock portion of the consideration would provide the LifeMinders’ stockholders with approximately 29.26% of the outstanding common stock of the surviving corporation upon consummation of the Merger. We are convinced that our proposal offers significant immediate and long-term value for your stockholders.

      Upon the consummation of the Merger, stockholders of LifeMinders will receive $1.086 in cash and $1.225 worth of common stock in the surviving entity for each share of LifeMinders common stock. In addition, all of EMI’s capital stock will be converted into capital stock of the surviving corporation

      EMI management is very interested in discussing this offer with Lifeminder’s management and Board of Directors. Pending this meeting and dependant on the outcome, we are willing to raise the cash consideration we are offering. Under this scenario, upon the consummation of the Merger, stockholders of LifeMinders will receive $1.155 in cash and $1.155 worth of common stock in the surviving entity for a total value of $2.311 for each share of LifeMinders common stock (assuming 27.7 million fully diluted shares outstanding) and an aggregate value of $64,009,000 for all of the shares of LifeMinders common stock. The cash portion of the proposal is $32,004,500. The stock portion of the consideration would provide the LifeMinders’ stockholders with approximately 28.07% of the outstanding common stock of the surviving corporation upon consummation of the Merger.

      Under either scenario, our proposal will also allow the stockholders of LifeMinders to elect to receive up to 80% of the aggregate consideration for the Merger in common stock of the surviving corporation. We value EMI for purposes of this proposal at $82 million, resulting in a per share value of $2.311 for the surviving corporation.

      Our proposal assumes that at the effective date of the Merger, LifeMinders will have cash on hand of not less than $49,000,000, of which $30,084,230 to $32,004,500 would be paid to the LifeMinders’ stockholders. In the event that LifeMinders has less than $49,000,000 in cash on hand at the closing, our proposal would decrease the amount of cash that would be received by the LifeMinders’ stockholders and the aggregate consideration on a dollar-for-dollar basis.

      Each of the options to purchase LifeMinders common stock held by any employee of LifeMinders pursuant to any stock option plan will be converted into options to purchase shares of the surviving entity’s common stock.

      Shares of common stock of the surviving corporation issued in the Merger will be registered with the Securities and Exchange Commission and will be quoted on the Nasdaq. A full description of the terms of the proposal is set forth in Appendix A which is attached to this letter.

      We understand that reasonable people can reach differing valuations of a private company, but we are prepared to discuss your views as to the valuation of EMI and your stockholders’ resulting ownership interest in the surviving corporation. We would emphasize:

•	We are a company with a long and proven track record and we have long-standing relationships with numerous blue chip, Fortune 500 companies.

•	Encore has been in business since 1978 and has successfully survived up and down business cycles, which definitively proves the scope and flexibility of our business plan.

•	Encore has at least 10 clubs that very closely align themselves with the registered interests of the Lifeminders’ member. We know how to market to consumers with specified and other interests.

•	Encore has approximately 1.5 million members. We can immediately begin to use the Lifeminder content and software engines to build revenues and reduce costs.

      We believe the combination of our two companies would add significantly to our earnings momentum.

      In addition, we are able to inform you of the following:

•	Our CreditExpert, L.L.C. partner, Experian, views EMI’s proposed acquisition of Lifeminders as strategically important to the business of CreditExpert, which is an important channel for Experian itself in marketing to consumers and enhancing its eMarketing capabilities.

•	Experian would have an interest in participating in the database and technology due diligence we would conduct to assess the possibility of further participation on Experian’s part.

      We also realize that certainty of execution of the transaction is quite important to you. We are prepared to devote the resources of our financial advisors, Friedman Billings Ramsey & Co., Inc. (“FBR”), and counsel, Alston & Bird LLP, to ensure successful completion of this transaction. If your financial advisors and legal counsel would like to talk to their counter-parts, please do not hesitate to call Mike Graninger at FBR ((703) 469-1113) or Rusty Conner at Alston & Bird LLP ((202) 756-3303).

      We are further prepared, at your earliest convenience, to discuss with you any issues or concerns you may have, and to negotiate and finalize a definitive merger agreement, substantially in the form that you executed with Cross Media Marketing Corporation.

      We look forward to our discussions.

Sincerely,

Stephen Klein
President, Encore Marketing International, Inc.

Exhibit C

Term Sheet

1.	Merger; Consideration. Encore Marketing International, Inc. (“EMI”) proposes that EMI shall be merged into LifeMinders, Inc. (“LifeMinders”) pursuant to the terms and conditions of a standard merger agreement and in accordance with the provisions of Section 251 of the Delaware General Corporation Law (“DGCL”) and with the effect provided in Section 259 of the DGCL (the “Merger”). LifeMinders will be the surviving corporation resulting from the Merger. The outstanding securities of LifeMinders shall be converted into and exchanged for the following consideration:

(a)	(i) Total Consideration. Each share of the common stock of LifeMinders (“LifeMinders Common Stock”) issued and outstanding on the effective date of the Merger (the “Effective Date”) shall, as of the Effective Date, be converted into and exchanged for a combination of (x) a cash payment in the amount of $1.086 per share (the “Cash Payment Amount”) and (y) $1.225 per share of the common stock of the surviving corporation (the “Common Stock Amount,” and together with the Cash Payment Amount, the “Per Share Purchase Price”) assuming that LifeMinders has on hand at least $49 million in cash as of the Effective Date. The Common Stock Amount represents 0.2926 of a share of common stock of the surviving corporation and in the aggregate LifeMinders stockholders will hold 29.26% of the shares of common stock of the surviving corporation after the Merger. The Per Share Purchase Price is based on there being outstanding, as of the date hereof, 27,700,000 shares of LifeMinders Common Stock outstanding. In the event there are greater or fewer shares outstanding on the Effective Date, the Cash Payment Amount and the Common Stock Amount shall be reduced or increased proportionately. In the event LifeMinders has less than $49 million in cash as of the Effective Date then the Cash Payment Amount and the Common Stock Amount shall be adjusted as further described below or our proposal reevaluated.

(ii) Adjustments. In the event that LifeMinders has less than $49 million in cash on hand as of the Effective Date, the purchase price shall be decreased on a dollar-for-dollar basis to reflect the amount by which the cash on hand as of the Effective Date is below $49 million. The Cash Payment Amount and the Common Stock Amount shall each be adjusted in such a manner that after such adjustment, each will retain its proportionate share of the Per Share Purchase Price.

For purposes of this term sheet, “Fully Diluted” means the number of issued and outstanding shares of LifeMinders Common Stock as of the Effective Date, plus the number of shares of LifeMinders Common Stock subject to stock options or other rights, the exercise price of which is equal to or greater than the Per Share Purchase Price.

The shares of common stock of the surviving corporation to be received by the stockholders of LifeMinders shall be registered under the Securities Act of 1933, as amended, and relevant states securities laws and quoted on the Nasdaq.

(b)	Stock Options. Any option to purchase LifeMinders Common Stock shall be converted into an option to purchase the common stock of the surviving corporation, with the number of shares of such common stock subject to, and the exercise price of, each such option being appropriately adjusted by the Option Exchange Ratio. For purposes of this term sheet, the Option Exchange Ratio shall mean the quotient obtained by dividing (i) the Per Share Purchase Price by (ii) the per share value of the surviving corporation’s common stock.

(c)	Treasury Shares. Any and all shares of LifeMinders Common Stock held as treasury shares by LifeMinders shall be canceled and retired on the Effective Date, and no consideration shall be issued in exchange therefor.

(d)	Fractional Shares. No fractional shares of common stock of the surviving corporation will be issued as a result of the Merger. In lieu of the issuance of fractional shares, cash adjustments, based upon the per share value of the common stock of the surviving corporation, will be paid to the former holders of LifeMinders Common Stock in respect of any fraction of a share of common stock of the surviving corporation that would otherwise be issuable.

2.	Certain Conditions. The merger agreement shall provide that the Merger is subject to a number of conditions, including, but not limited to, the following:

(a)	The receipt of all necessary contractual, creditor, and regulatory approvals (including a pre-merger filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976), and the expiration of all waiting periods required by law; and

(b)	The taking by EMI and LifeMinders of all corporate action necessary for the Merger, including the approval of the merger agreement by the stockholders of LifeMinders and EMI; and

(c)	The accuracy or waiver of various representations and warranties of EMI and LifeMinders as specified in the merger agreement except for those inaccuracies which do not have a material adverse effect (provided, however, that such representations and warranties will not survive the Effective Date); and

(d)	The compliance by each party with its respective obligations pursuant to the merger agreement, including certain provisions regarding its financial condition and operations prior to the Effective Date; and

(e)	The lack of certain material legal proceedings relating to the Merger, EMI, or LifeMinders; and

(f)	The delivery to LifeMinders of a letter from Legg Mason Wood Walker Incorporated or another financial adviser selected by LifeMinders dated as of a date within five (5) days after the date of the merger agreement, to the effect that in the opinion of such firm, the consideration to be received by the stockholders of LifeMinders is fair to the stockholders of LifeMinders from a financial point of view; and

(g)	The receipt by EMI and LifeMinders of an opinion of counsel (mutually acceptable to EMI and LifeMinders) to the effect that the Merger constitutes a tax free reorganization and that the exchange of LifeMinders Common Stock to the extent exchanged for common stock of the surviving corporation will not give rise to gain or loss to the holders of such LifeMinders Common Stock with respect to such exchange; and

(h)	Completion of due diligence satisfactory to EMI in its discretion by EMI and its financial and legal advisors on LifeMinders.

3.	Other Matters. The merger agreement shall include various provisions as agreed upon by the parties, including, but not limited to, the following:

(a)	Prior to the Effective Date, LifeMinders shall not declare or pay any dividend or make any other distribution in respect of LifeMinders’ capital stock; and

(b)	The surviving corporation shall indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of LifeMinders against all liabilities arising out of actions and omissions occurring at or prior to the Effective Date (including the transactions contemplated by the merger agreement) on terms mutually acceptable to the parties; and

(c)	EMI shall maintain LifeMinders’ existing directors and officers liability insurance policy (or a policy providing at least comparable coverage) covering persons who are currently covered by such insurance on terms mutually acceptable to the parties; and

(d)	Following the Effective Date, the surviving corporation shall provide generally to officers and employees of LifeMinders employee benefits under employee benefit plans on terms and conditions which when taken as a whole are substantially similar to those currently provided by LifeMinders to its similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, the service of the employees of LifeMinders prior to the Effective Date shall be treated as service with the surviving corporation; and

(e)	Certain amendments to the certificate of incorporation of LifeMinders to reflect the capital structure and other corporate matters of EMI.

4.	Expenses. This term sheet contemplates that each party shall pay its own fees and expenses incurred in connection with the Merger.